United States securities and exchange commission logo





                              June 16, 2021

       Scott Leonard
       Chief Executive Officer and Director
       Sustainable Opportunities Acquisition Corp.
       1601 Bryan Street, Suite 4141
       Dallas, Texas 75201

                                                        Re: Sustainable
Opportunities Acquisition Corp.
                                                            Amendment No. 1
Registration Statement on Form S-4
                                                            Filed May 27, 2021
                                                            File No. 333-255118

       Dear Mr. Leonard:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Mineral Resource Estimate, page 148

   1. We note your response to comment 10 stating you included additional general disclosure in your filing. Please
revise your filing to include the cutoff grade calculation using your specific costs and the
annual km2 per year processed.
       Economic Analysis, page 153

   2. We note your disclosure of capital and operating costs based upon the NORI initial assessment. Capital and
operating cost estimates in an initial assessment must have an accuracy level of at
least plus or minus 50% and a contingency level of no greater that
                                                        25% pursuant to Item
1302(d)(4)(i) of Regulation S-K. Please revise to include the
 Scott Leonard
FirstName
SustainableLastNameScott   Leonard Corp.
            Opportunities Acquisition
Comapany
June       NameSustainable Opportunities Acquisition Corp.
     16, 2021
June 16,
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         accuracy level and contingency level of your initial assessment.
Exhibit 96.1
Cut Off Grade, page 160

3. We note your response to comment 25 stating you included additional general disclosure in your filing. Please revise your filing to include the calculation of your cutoff grade using your specific costs and disclose the annual km2 per year processed. In addition please add to your LOM Production Summary tables, the annual area processed or swept consistent with your text, operational metrics, and lease area.
Exhibit 96.2
Cut-off grade, page 175

4. We note your response to comment 28 stating you included additional general disclosure in your filing. Please revise your filing to include the cutoff grade calculation using the specific costs and the annual km2 per year processed.
TOML Acquisition, page 187

5. We note your disclosure, the TOML Exploration Contract is in the development stage which is defined by SK 1300 as a mineral property with reserves. At page 128, you describe DeepGreen is in the prefeasibility study phase, which also may imply you have determined reserves. Please review your usage of the terms stage and phase throughout you filing and modify for clarity as necessary. For example, the statement on page 128 could be clarified to state DeepGreen is an exploration stage issuer with a completed initial assessment that is currently working towards a prefeasibility study.
Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers
Q: What Interests Do SOAC's Current Officers and Directors Have in the Business Combination, page 11

6.       We note your revisions in response to comment 4. Please also revise to quantify
         the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar
         disclosure for the company   s officers and directors, if material.
Neither the SOAC Board nor any committee thereof obtained a third-party valuation, page 65

7. We note your response to comment 17. Please revise this risk factor to highlight that
         DeepGreen's valuation was based on projected EBITDA in 2027 which was substantively derived from an initial assessment which contained various assumptions and limitations.
         Additionally, please disclose here or in a new risk factor the material risks to unaffiliated investors presented by taking DeepGreen public through a merger rather than an
 Scott Leonard
FirstName
SustainableLastNameScott   Leonard Corp.
            Opportunities Acquisition
Comapany
June       NameSustainable Opportunities Acquisition Corp.
     16, 2021
June 16,
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         underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 86

8. The historical equity balances of SOAC as of March 31, 2021 are consistent with the balances presented in SOAC's Form 10-Q filed May, 25, 2021, however they are not consistent with the balances presented in the condensed balance sheet as of March 31,
         2021 on page F-26. Please explain this discrepancy or revise the disclosures throughout the filing, as needed.
Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 90

9. We note your adjustments 2(k) and 3(b) related to the first two milestone payments in amendment #3 to your PMTS agreement with Allseas. We understand that the first milestone requires confirmation from Allseas of placing orders of certain equipment and demonstrating certain progress on construction of the collector vehicle and the second milestone requires confirmation of successful collection of the North Sea test. Please tell us if these milestone events have occurred or if you have assessed them as probable to occur, providing details sufficient to understand the status of meeting these milestones to support your pro forma adjustments.
Environmental Market Opportunity, page 124

10. We note your response to comment 7. In terms of the ESG footprints of metals production from nodules, please address here and in the Risk Factors section the limitations and uncertainties of calculating the relative impacts and benefits from land-based and deep-sea based mining, such as those that are discussed in your white paper "Where Should Metals for the Green Transition Come From?" available at your website. For example, describe the most significant impact of nodule collection, including the biodiversity impacts, and the related assumptions that are suggested in your white paper.
11. Revise to further explain and provide supplemental support for your claim that "as compared to land-based sources, polymetallic nodule collection has many advantages that allow DeepGreen to reduce the potential environmental and social impact of primary metal production, including the potential for up to a 90% reduction in climate change impacts." Please also disclose any material assumptions which underlie this statement.
Key Trends, Opportunities and Uncertainties, page 177

12. We note your response to comment 7. Please revise this section to enhance your disclosure to describe any known trends and uncertainties related to DeepGreen's operations which might be impacted by environmental, climate and other governmental regulations for deep sea mineral exploration and collection activities.
 Scott Leonard
Sustainable Opportunities Acquisition Corp.
June 16, 2021
Page 4
Beneficial Ownership of Securities, page 198

13. Please disclose the person(s) who directly or indirectly exercise sole or shared voting or investment control over the shares held by Ramas Energy Opportunities I, L.P. Refer to
      Item 403 of Regulation S-K.

Background to the Business Combination, page 219

14. We note your response to comment 19. Please revise to expand your disclosure to describe the alternative companies and transactions, and disclose the reasons why you did not pursue each alternative.
Certain DeepGreen Projected Financial Information , page 228

15. We note your revised disclosure in response to comment 21. You revised to disclose that the DeepGreen unaudited prospective financial information was based on an economic analysis included in the NORI Technical Report Summary filed as Exhibit
96.1 prepared
      by AMC. Please also revise to disclose the assumptions underlying the projections for the accuracy and contingency levels determined by the qualified person in the NORI
      Technical Report. Please also disclose here the assumption that the date of the investment decision (decision to mine) on the NORI Contract Area is expected to be on or around June 30, 2023.
       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George
K. Schuler at
(202) 551-3718 for engineering related questions. Please contact Kevin Dougherty, Staff
Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642
with any other questions



                                                            Sincerely,
FirstName LastNameScott Leonard
                                                      Division of Corporation
Finance
Comapany NameSustainable Opportunities Acquisition Corp.
                                                      Office of Energy &
Transportation
June 16, 2021 Page 4
cc:       Julian Seiguer
FirstName LastName